June 10, 2005 Mr. Todd K. Schiffman Assistant Director Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20002

Re:	White River Capital, Inc. Form S-1/A and Form S-4/A filed May 13, 2005 File No. 333-123909

Dear Mr. Schiffman:

        We have received your letter dated June 1, 2005, detailing your office’s review of the above-referenced registration statement amendment. Below are our responses to those comments.

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General

1.	Update the filing to include information for the interim period ended March 31, 2005. Refer to Item 3-12 of Regulation S-X.

Response:	The filing has been updated to include financial information for UAC and Coastal Credit as of, and for the quarter ended, March 31, 2005.

Form S-1/A and Form S-4/A Cover Page

2.	Please confirm that the cover page will be limited to one page. Rule 421.

Response:	The cover page will be limited to one page.

3.	Revise note 2 to reflect estimated offering expenses of $1.3 million.

Response:	The estimated offering expenses are $1.9 million, now reflected throughout the filing, including note 2 on the cover page.

Certain Federal Income Tax Consequences

4.	Please delete the word “certain” when it is used to modify the federal income tax disclosures throughout the document and the tax opinion. You may replace the word “certain” with the word “material.”

Response:	We have replaced the word "certain" with "material" as suggested.

Projections

5.	Please add a new section that discloses the internal projections used by management, the Board and shared with Piper Jaffray regarding the companies and the proposed transactions.

Response:	A new section disclosing projected financial information provided to the board in connection with its deliberations on March 8 is now included under a separate caption under “Meeting Proposal 2: The Acquisition of Coastal Credit.”

Capitalization – pages 41-44

6.	Expand note 1 to state the nature and amounts included in the total amount of cash from proposed transactions in the amount of $5,955,000.

Response:	A tabular presentation of the amounts included in this figure is now included in note 1.

Unaudited Pro Forma Combined Financial Statements – pages 49-57

7.	Expand note h to provide the detailed calculation of the accrued interest for the senior accrual notes, restructures subordinated notes and subordinated accrual note.

Response:	Note h has been expanded to include the requested detail.

8.	Expand note t to provide detailed calculation of accretion and interest expense for creditor notes payable based on the assumption that creditor notes are tendered to White River on December 31, 2003.

Response:	Note t has been expanded to provide the requested detail.

9.	Expand note u to provide the detailed calculation of interest expense related to the increase in Coastal Credit line of credit.

Response:	Note u has been expanded to provide the requested detail.

10.	Expand note v to provide the assumptions used to obtain the carrying value of creditor notes payable and accrued interest-creditor notes payable as of December 31, 2003.

Response:	Note v has been expanded to provide the requested assumptions.

11.	Provide an adjustment for pro forma tax effects with reference to the statutory rate in effect during the periods for which the pro forma income statements are presented.

Response:	The requested adjustment has been included as note w.

* * * We appreciate your review of our responses to your comments. Should you have additional comments or questions, please contact me at (317) 231-7428 or Eric Moy of our firm at (317) 231-7298.

Very truly yours, /s/ Julie A. Russell Julie A. Russell